Exhibit 99.1

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 and 2022

Contents	Page(s)
Unaudited Interim Condensed Consolidated Balance Sheets	F-2
Unaudited Interim Condensed Consolidated Statement of Profit or Loss	F-3
Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss	F-4
Unaudited Interim Condensed Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Condensed Consolidated Statement of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7 – F-33

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	Note	As of June 30, 2023	As of December 31, 2022
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	4	$24,738,377	$6,930,639
Restricted cash	4	17,059	-
Trade receivables	6	5,127,998	5,400,186
Other receivables	8	-	817,564
Other current assets	9	2,380,718	1,743,008
Withholding tax receivable, net	7	536,974	757,024
Inventories	5	1,636,245	5,105,770
Amounts due from related parties	22	7,716,503	14,508,873
Total current assets		42,153,874	35,263,064

Non-current assets:
Restricted cash	4	1,274,956	1,300,005
Property, plant and equipment	10	6,018,408	8,066,761
Right-of-use assets	11	3,323,870	4,171,409
Intangible assets, net	12	6,954,467	5,793,143
Goodwill	3	1,416,405	2,679,445
Withholding tax receivable, net	7	1,921,073	1,934,072
Deferred tax assets, net	17	634,619	1,511,753
Other non-current assets	9	397,030	447,322
Total non-current assets		21,940,828	25,903,910
Total assets		$64,094,702	$61,166,974

Liabilities and Equity
Current liabilities:
Trade and other payables	13	$3,065,838	$2,633,995
Borrowings	14	3,509,709	3,181,616
Borrowing from a related party	22	1,666,846	3,148,500
Current portion of operating lease liabilities	11	1,645,233	1,774,192
Current portion of finance lease liabilities, net	16	200,383	398,136
Other current liabilities	13	2,837,287	2,477,369
Amounts due to related parties	22	3,703,038	3,868,691
Convertible note payables	15	606,786	1,730,267
Total current liabilities		17,235,120	19,212,766

Non-current liabilities:
Borrowings	14	13,727,574	13,899,818
Operating lease liabilities	11	1,686,803	2,340,075
Borrowings from related parties	22	1,437,303	1,455,649
Finance lease liabilities	16	229,747	233,550
Other non-current liabilities		-	43,200
Provision for employee benefits	18	4,775,062	4,849,614
Total non-current liabilities		21,856,489	22,821,906
Total liabilities		39,091,609	42,034,672

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 6,883,223 shares at June 30, 2023; par value $0.12 authorized 7,500,000 shares, issued and outstanding 1,618,977 shares at December 31, 2022		826,022	194,313
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		65,150,407	46,231,302
Legal reserve	21	223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(42,588,233)	(28,769,014)
Accumulated other comprehensive income		1,281,904	1,112,494
Capital & reserves attributable to equity holders of the Company		25,094,636	19,193,631
Non-controlling interests		(91,543)	(61,329)
Total equity		25,003,093	19,132,302
Total liabilities and equity		$64,094,702	$61,166,974

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2023	2022
		(Unaudited)	(Unaudited)
Revenue	2.13	$18,413,292	$16,942,522
Cost of sales	2.14	(15,939,067)	(14,998,727)
Gross profit		2,474,225	1,943,795

Stock based compensation		-	(252,095)
Provision for and write off of withholding tax receivable		(561,277)	(263,340)
Provision for expected credit loss on trade and other receivables		(870,408)	-
Provision for obsolete inventories		(3,090,283)	-
Impairment loss on fixed assets		(1,591,766)	-
Impairment of goodwill		(1,263,040)	-
Selling, distribution and administrative expenses	20	(6,981,660)	(6,977,996)
Operating loss		(11,884,209)	(5,549,636)

Other income, net		77,765	46,859
Foreign exchange losses, net		(583,661)	(745,759)
Finance costs		(584,897)	(410,861)
Loss before income tax		(12,975,002)	(6,659,397)

Provision for income tax (expense) benefit	17	(874,431)	320,183
Net loss for the period		(13,849,433)	(6,339,214)
Less: net loss attributable to non-controlling interests		30,214	32,392
Net loss attributable to equity holders of the Company		$(13,819,219)	$(6,306,822)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(4.35)	$(7.16)

Weighted average number of shares used in computation:
Basic and diluted		3,174,282	880,618

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2023	2022
		(Unaudited)	(Unaudited)
Net (loss) for the period		$(13,849,433)	$(6,339,214)
Currency translation differences	2.6	169,410	(197,909)
Total comprehensive (loss) for the period		$(13,680,023)	$(6,537,123)

Attributable to:
Equity holders of the Company		$(13,651,390)	$(6,502,884)
Non-controlling interests		(28,633)	(34,239)
		$(13,680,023)	$(6,537,123)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Expressed in U.S. Dollars)

							Accumulated
	Number of Shares	Amount ($0.12 par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Other Comprehensive Income	Accumulated Deficit	Non- controlling Interests	Total Equity
Balance as of December 31, 2021	529,766	$63,606	$(50,000)	$15,379,595	$223,500	$251,036	$821,527	$(10,204,220)	$39,935	$6,524,979

Currency translation adjustments	-	-	-	-	-	-	(197,909)	-	-	(197,909)
Stock-based compensation expenses	7,000	840	-	251,255	-	-	-	-	-	252,095
Cancellation of shares	(2)	-	-	-	-	-	-	-	-	-
Issuance of ordinary shares through private placements	416,483	49,978	-	18,225,749	-	-	-	-	-	18,275,727
Issuance of ordinary shares through exercise of warrants	27,377	3,285	-	1,420,404	-	-	-	-	-	1,423,689
Issuance of ordinary shares for acquisition of subsidiaries	148,071	17,769	-	4,562,111	-	-	-	-	-	4,579,880
Issuance of ordinary shares for deposit paid for acquisitions of subsidiaries	243,000	29,160		4,830,840						4,860,000
Net loss for the period	-	-	-	-	-	-	-	(6,306,822)	(32,392)	(6,339,214)

Balance as of June 30, 2022 (Unaudited)	1,371,695	$164,638	$(50,000)	$44,669,954	$223,500	$251,036	$623,618	$(16,511,042)	$7,543	$29,379,247

Balance as of December 31, 2022	1,618,977	$194,313	$(50,000)	$46,231,302	$223,500	$251,036	$1,112,494	$(28,769,014)	$(61,329)	$19,132,302

Currency translation adjustments	-	-	-	-	-	-	169,410	-	-	169,410
Cancellation of shares (Note 19)	(245,339)	(29,441)	-	(4,880,223)	-	-	-	-	-	(4,909,664)
Issuance of ordinary shares through CMPOs (Note 19)	4,946,184	593,542	-	20,273,844	-	-	-	-	-	20,867,386
Issuance of ordinary shares through exercise of warrants (Note 19)	128,901	15,468	-	491,224	-	-	-	-	-	506,692
Issuance of ordinary shares for acquisition of assets (Note 19)	262,500	31,500	-	1,816,500	-	-	-	-	-	1,848,000
Issuance of ordinary shares for a convertible note conversion (Note 19)	172,000	20,640		1,217,760						1,238,400
Net loss for the period	-	-	-	-	-	-	-	(13,819,219)	(30,214)	(13,849,433)

Balance as of June 30, 2023 (Unaudited)	6,883,223	$826,022	$(50,000)	$65,150,407	$223,500	$251,036	$1,281,904	$(42,588,233)	$(91,543)	$25,003,093

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(13,849,433)	$(6,339,214)
Adjustments for:
Depreciation and Amortization of fixed and intangible assets	2,619,001	2,697,378
Stock-based compensation	-	252,095
Provision for and write off of withholding tax receivable	561,277	263,340
Provision for expected credit loss on trade and other receivables	869,519	-
Provision for obsolete inventories	3,090,282	-
Impairment loss on fixed assets	1,591,766	-
Impairment on goodwill	1,263,040	-
Finance costs	584,897	506,818
Loss from fixed assets disposal	41,965	24,530
Changes in operating assets and liabilities:
Decrease (Increase) in trade and other receivables	157,279	(205,716)
Increase in other assets	(719,595)	(968,103)
Decrease (Increase) in inventories	296,824	(5,521,429)
Decrease (Increase) in amounts due from/to related parties	639,807	(6,111,443)
Decrease (Increase) in deferred tax assets	874,431	(325,083)
Increase in Trade and other payables and other current liabilities	1,285,317	1,265,752
(Decrease) Increase in withholding tax receivable	(374,013)	663,095
Increase (Decrease) in provision for employee benefits	20,774	(29,812)
Net cash used in operating activities	(1,046,862)	(13,827,792)

Cash flows from investing activities
Acquisition of property, plant and equipment	(829,231)	(2,309,334)
Proceeds from sale of property, plant and equipment	-	4,120
Acquisition of intangible assets	(217,077)	(3,082,880)
Acquisition of subsidiaries, net of cash acquired	-	(1,793,614)
Deposits paid for business acquisitions	-	(2,160,000)
Net cash used in investing activities	(1,046,308)	(9,341,708)

Cash flows from financing activities
Proceeds from issue of shares	20,867,386	18,275,728
Proceeds from exercise of warrants	506,693	1,423,690
Cash paid for the cancellation of fractional shares	(49,664)	-
Proceeds from borrowings	1,756,738	-
Repayment of borrowings	(1,937,096)	(840,762)
Payment of lease liabilities	(1,267,979)	(1,483,203)
Net cash generated from financing activities	19,876,078	17,375,453

Net decrease in cash and cash equivalents, and restricted cash	17,782,908	(5,794,047)
Effect of movements in exchange rates on cash	16,840	(519,523)
Cash and cash equivalents, and restricted cash at January 1,	8,230,644	15,853,811
Cash and cash equivalents, and restricted cash at June 30,	$26,030,392	$9,540,241

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	-	4,579,879
Equity portion of purchase consideration paid for acquisition of assets (Note 19)	1,848,000	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

Guardforce AI Holding Limited (“AI Holdings”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings is an investment holding company.

Guardforce AI Robots Limited (“AI Robots”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Robots is a 100% owned subsidiary of Guardforce. AI Robots is an investment holding company.

Guardforce AI (Hong Kong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce. Beginning March 2020, AI Hong Kong commenced robotic AI solution business of selling and leasing robots.

Southern Ambition Limited (“Southern Ambition”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on August 3, 2018. Southern Ambition is a 100% owned subsidiary of AI Robots. Southern Ambition is an investment holding company.

Horizon Dragon Limited (“Horizon Dragon”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on July 3, 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings. Horizon Dragon is an investment holding company.

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The two individuals owned in aggregate 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of June 30, 2023 and December 31, 2022 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared for the six months ended June 30, 2023 and 2022.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. No dividends were declared for the six months ended June 30, 2023 and 2022. The Company engages principally in providing cash management and handling services located in Thailand.

On March 25, 2021, the Company acquired 51% majority stake in information security consultants Handshake Networking Ltd (“Handshake”), a Hong Kong-based company specializing in penetration testing and forensics analysis in Hong Kong and the Asia Pacific region since 2004.

On November 1, 2021, the Company entered into a Transfer Agreement (the “Singapore Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd. (“AI Singapore”), a company incorporated in Singapore. Pursuant to the Agreement, AI Singapore became a wholly owned subsidiary of the Company. AI Singapore commenced robotic AI solution business of selling and leasing robots.

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF Robotics Limited, a company incorporated in Macau (“AI Macau”). The consideration is approximately $3,205 (MOP25,000). AI Macau commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on February 9, 2022. AI Macau is a 100% owned subsidiary of AI Robotics.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“AI Malaysia”). The consideration is approximately $1 (RM1). AI Malaysia commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on January 20, 2022. AI Malaysia is a 100% owned subsidiary of AI Robotics.

GFAI Robotics Group Co., Limited (“AI Robotics”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 6, 2021. AI Robotics is a 100% owned subsidiary of Guardforce. AI Robotics is an investment holding company.

GFAI Robot Service (Hong Kong) Limited (“AI Robot Service”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on January 18, 2022. AI Robot Service is an investment holding company. AI Robot Service is a 100% owned subsidiary of AI Robotics.

Guardforce AI Robot Service (Shenzhen) Co., Limited (“AI Shenzhen”) was incorporated in the People’s Republic of China (“PRC”) on February 23, 2022. AI Shenzhen is an investment holding company. AI Shenzhen is a 100% owned subsidiary of AI Robot Service.

GFAI Robotics Services LLC (“AI US”) was incorporated in the State of Delaware on February 28, 2022. AI US commenced robotic AI solution business of selling and leasing robots. AI US is a 100% owned subsidiary of AI Robotics.

GFAI Robot Service (Australia) Pty Ltd. (“AI Australia”) was incorporated in Australia on February 28, 2022. AI Australia commenced robotic AI solution business of selling and leasing robots. AI Australia is a 100% owned subsidiary of AI Robot Service.

GFAI Robot & Smart Machines Trading LLC (“AI Dubai”) was incorporated in the United Arab Emirates (UAE) on March 13, 2022. AI Dubai commenced robotic AI solution business of selling and leasing robots. AI Dubai is a 100% owned subsidiary of AI Robot Service.

GFAI Robotic and Innovation Solution (Thailand) Company Limited (“AI R&I”) was incorporated in Thailand on March 30, 2022. AI R&I commenced robotic AI solution business of selling and leasing robots. AI R&I is 98% owned by AI Thailand, 1% owned by Horizon Dragon and 1% owned by Southern Ambition.

GFAI Robot Service (UK) Limited (“AI UK”) was incorporated in the United Kingdom on April 29, 2022. AI UK commenced robotic AI solution business of selling and leasing robots. AI UK is a 100% owned subsidiary of AI Robot Service.

GFAI Robot Service Limited (“AI Canada”) was incorporated in Canada on May 6, 2022. AI Canada commenced robotic AI solution business of selling and leasing robots. AI Canada is a 100% owned subsidiary of AI Robot Service.

Guardforce AI Robot (Jian) Co., Limited (“AI Jian”) was incorporated in the People’s Republic of China (“PRC”) on May 16, 2022. AI Jian is an investment holding company. AI Jian is a 100% owned subsidiary of AI Robot Service.

GFAI Robot Service GK (“AI Japan”) was incorporated in Japan on May 24, 2022. AI Japan commenced robotic AI solution business of selling and leasing robots. AI Japan is a 100% owned subsidiary of AI Hong Kong.

GFAI Robot Service Co., Ltd. (“AI Korea”) was incorporated in South Korea on June 17, 2022. AI Korea commenced robotic AI solution business of selling and leasing robots. AI Korea is a 100% owned subsidiary of AI Hong Kong.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. (“Shenzhen GFAI”) and Guangzhou Kewei Robot Technology Co., Ltd. (“Guangzhou GFAI”) from Shenzhen Kewei. Both acquirees are PRC-based companies. The acquisition serves an integral role in the growth of the Company’s robotic AI solution business as a service (RaaS) business initiative. The acquisition was closed on March 22, 2022. The acquisition purchase price of $10,000,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 14, 2022, the Company issued 53,571 (post-consolidation) restricted Ordinary Shares to the sellers’ designated parties.

On May 24, 2022, the Company entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec Co., Limited (“Yeantec”) to acquire 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) from Yeantec. Beijing Wanjia is a PRC-based company with more than 25 years of experience in providing integrated security solution, focusing on fire alarm security systems, and a well-established customer base among retail businesses. The acquisition serves the growth of the Company’s other security business. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 94,500 (post-consolidation) restricted Ordinary Shares to the sellers’ designated parties.

GFAI Robot Service (Vietnam) Co., Ltd (“AI Vietnam”) was incorporated in Vietnam on July 8, 2022. AI Vietnam is a dormant company and is a 100% owned subsidiary of AI Hong Kong. On March 22, 2023, the Company deregistered AI Vietnam.

On December 21, 2022, the Company entered into an asset purchase agreement (“Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to purchase certain of Shenzhen Kewei’s robot-related business assets in China. The Company will acquire, and Yeantec will transfer to the Company, select robotic equipment assets and Kewei’s technology platform. The purchase price for these assets is $2,100,000, which will be fully paid in the form of 262,500 (post-consolidation) restricted ordinary shares of the Company based on a price of $8.0 (post-consolidation) per share. The Company issued 262,500 shares to Shenzhen Kewei on March 1, 2023.

The following diagram illustrates the Company’s legal entity ownership structure as of June 30, 2023:

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied for the six months ended June 30, 2023 and 2022 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, as described in those audited consolidated financial statements, except for the adoption of new and amended International Financial Reporting Standards (“IFRS”) effective for the year ending December 31, 2022 which are relevant to the preparation of the June 30, 2023 and 2022 interim condensed consolidated financial statements.

On September 25, 2023, the interim condensed consolidated financial statements were approved by the board of directors and authorized for issuance.

2.1	Basis of presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed consolidated financial statements. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2023.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

In addition, the accompanying condensed consolidated interim financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company’s operating losses and net current liability position may raise substantial doubt on the Company’s ability to continue as a going concern.

In assessing the going concern, management and the Board has considered:

-	As of June 30, 2023, the current and non-current portion of loan outstanding with WK Venture Success Limited (“WK Venture”) were approximately $2.5 million and $13.6 million, respectively, which will be due on December 31, 2024 (Note 14). On September 28, 2023, WK Venture agreed to convert the principal and accrued interest of this loan in an aggregate amount of $15,914,615 at the conversion price of $5.40 into restricted ordinary shares of the Company. Thus, the loan with WK Venture has no impact on the Company’s liquidity and on the Company’s ability to meet its short-term financial obligations.

-	As of June 30, 2023, the Company has a convertible note payable of $606,786 with Streeterville Capital, LLC ( “CVP”), which will be due on October 24, 2023 (Note 15). Management believes this convertible note payable will be settled before the maturity date, either CVP will convert the outstanding balance into restricted ordinary shares or the Company will repay the amount owed in cash.

-	Based on the budget and financial plans of the Company, management is satisfied that the receipt of an aggregate of approximately $21.0 million, after deducting underwriting discounts and other offering expenses from the two underwritten public offering proceeds (Note 19) has provided the Company adequate financial resources to continue in operational existence for the foreseeable future, a period of at least 12 months from the date of this report.

On January 31, 2023, the Company completed a 1 for 40 share consolidation of its authorized and issued ordinary shares whereby every forty shares were consolidated into one share. In addition, the par value of each ordinary share increased from $0.003 to $0.12. Immediately following the completion of the share consolidation, the Company increased its authorized ordinary shares from 7,500,000 ordinary shares to 300,000,000 ordinary shares. The accompanying interim condensed consolidated financial statements for the six months ended June 30, 2022 have been retroactively adjusted to reflect the effect of the share consolidation.

2.2	Basis of consolidation

The consolidated statements of profit or loss and other comprehensive loss, statements of changes in equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The interim condensed consolidated balance sheet of the Company as of June 30, 2023 has been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following five segments (Note 23):

(i)	Secured logistics;

(ii)	Information security;

(iii)	Robotics AI solutions;

(iv)	General security solutions; and

(v)	Corporate and others

2.4	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company, other than those between and among entities under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on the bargain purchase is recognized in the statement of profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

2.5	Critical accounting estimate and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

2.6	Foreign currency translation

The presentational currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, AI Singapore, AI Robotics, AI Robots Service, AI Malaysia, AI Macau, AI US, AI Australia, AI Dubai, AI UK, AI Korea, AI Japan, AI Canada and AI Vietnam is the USD. The functional currency of AI Hong Kong and Handshake is the Hong Kong dollar (“HKD”). The functional currency of AI Thailand, GF Cash (CIT) and AI R&I is the Thai Baht (“Baht” or “THB”). The functional currency of AI Shenzhen, AI Jian, Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia is the Chinese Renminbi (“RMB”).

The currency exchange rates that impact our business are shown in the following table:

	Period End Rate		Average Rate
	June 30,	December 31,	For the six months ended June 30,
	2023	2022	2023	2022
Thai Baht	0.0283	0.0289	0.0293	0.0295
Hong Kong Dollar	0.1282	0.1282	0.1282	0.1282
Chinese Renminbi	0.1379	0.1447	0.1444	0.1544

2.7	Financial risk management

2.7.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the audited financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2022, 2021 and 2020.

2.7.2	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses and purchases of fixed assets. The Company mainly finances its working capital requirements from cash generated from funds raised from the public offerings, operations, proceeds from the exercise of warrants, bank borrowings and finance leases.

The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and an adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

At the reporting date, the contractual undiscounted cash flows of the Company’s current financial liabilities approximate their respective carrying amounts due to their short maturities.

2.7.3	Capital risk management

The Company’s objectives on managing capital are to safeguard the Company’s ability to continue as a going concern and support the sustainable growth of the Company in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return of capital to shareholders, issue new shares or sell assets to reduce debt.

2.7.4	Impact of COVID-19

The COVID-19 pandemic developed rapidly in 2020. The resulting impact of the virus on the operations and measures taken by various governments to contain the virus have negatively affected the Company’s financial performance in the fiscal year 2022. The regulatory measures in response to the pandemic were relaxed and travel restrictions in most countries was lifted in late 2022, the Company might be recovered through the increase in economic activity in the fiscal year 2023. The Company is monitoring the situation closely and conscientiously managing its costs by adopting an operating cost reduction strategy and conserving liquidity by working with major creditors to align repayment obligations with receivable collections.

2.8	Inventories

Inventories consist of robots and security equipment which are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. The Company recorded an allowance for slow-moving or obsolete robot inventories of $3,090,283 and nil for the six months ended June 30, 2023 and 2022, respectively.

During the six months ended June 30, 2023 and 2022, all robot inventories were purchased from the related parties (Note 22), and all security equipment’s inventories were purchased from third parties.

2.9	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

The Company recognizes the contractual right to receive money or products from related parties as amounts due from related parties. For those that the contractual maturity date is less than one year, the Company records as current assets.

2.10	Assets under construction

Assets under construction recorded in property, plant and equipment and intangible assets are stated at cost less impairment losses, if any. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for assets under construction until they are completed and ready for intended use.

2. 10	Goodwill

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

At the acquisition date, any goodwill acquired is allocated to the cash-generating units (CGU) which are expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill related. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of In these circumstances is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained. The Company recorded a goodwill impairment of 1,263,040 and nil for the six months ended June 30, 2023 and 2022, respectively.

2.11	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. For the six months ended June 30, 2023, an impairment loss on the robot assets of $1,591,766 was recognized when the carrying amount was greater than the value in use. Management estimated the value in use by estimating the expected cash flows from the cash-generating unit as well as a suitable discount rate in order to calculate the present value of those cash flows. The basis of impairment is determined based on the result of assessment. The Company did not incur any impairment loss for the six months ended June 30, 2022.

2.12	Offsetting Assets and Liabilities

During the six months ended June 30, 2023, the Company engaged in offsetting arrangements for certain financial assets and financial liabilities. These arrangements primarily involve the offsetting of related party receivables, related party payables and borrowings from a related party. The Company has established legally enforceable rights to offset financial assets and financial liabilities subject to offsetting arrangements. These rights may arise from agreements, netting arrangements, or a combination of legal and contractual rights.

2.13	Revenue from contracts with customers

The Company generates its revenue primarily from four service lines: (1) Secure logistics; (2) Robotics AI resolutions; (3) Information security; and (4) General security solutions.

Each service line primarily renders the following services:

(1)	Secure logistics

(i)	Cash-In-Transit – Non Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; and (x) Cash Deposit Management Solutions

(2)	Robotics AI solutions

(i)	Sale of robots and (ii) Rental of robots

(3)	Information security

(i)	Penetration test; (ii) PCI ASV Scan and (iii) Rapid7 Sales

(4)	General security solutions

(i)	Installation of fire alarm security systems; (ii) Sale of security equipment

The Company recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically covers a period of time, the revenue is recognized on a ratable basis over the contract term. The Company applies the following five-step model in order to determine the amount:

●	To identify the contract or quotation with the agreed service price.

●	To evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	To consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	To allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	To recognize revenue when the Company satisfies the performance obligation through the rendering of services engaged.

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

Contract liabilities consist of deferred revenue related to prepaid fees received from customers for future information security service over the term of the service agreement. The Company expects to recognize revenue of $428,839 within the next 12 months and $nil after 12 months to 36 months.

Revenue is recognized when the related performance obligation is satisfied.

Disaggregation information of revenue by service type which was recognized based on the nature of performance obligation disclosed above is as follows:

	For the six months ended June 30,
	2023	Percentage of Total	2022	Percentage of Total
Service Type	$	Revenue	$	Revenue
	(Unaudited)		(Unaudited)
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$5,988,087	32.5%	$5,377,474	31.8%
Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV)	1,961,464	10.7%	2,135,199	12.6%
ATM Management	3,895,708	21.2%	4,731,015	27.9%
Cash Processing (CPC)	1,613,933	8.8%	1,410,902	8.3%
Cash Center Operations (CCT)	958,760	5.2%	1,202,214	7.1%
Consolidate Cash Center (CCC)	395,105	2.1%	225,513	1.3%
Cheque Center Service (CDC)	-	-%	4,729	0.05%
Others **	4,332	0.02%	4,399	0.05%
Cash Deposit Management Solutions (GDM)	1,125,767	6.1%	869,102	5.1%
Robotics AI solutions	440,229	2.4%	719,041	4.2%
Information security	407,689	2.2%	262,934	1.6%
General security solutions	1,622,218	8.8%	-	-%
Total	$18,413,292	100.0%	$16,942,522	100.0%

**	Others include primarily revenue from express cash and coin processing services.

During the six months ended June 30, 2022, revenues amounting to $16,808,399 were generated from third parties; and $134,123 were generated from a related party (Note 22).

During the six months ended June 30, 2023 all revenues were generated from third parties.

2.14	Cost of sales

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

2.15	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2023 have been applied by the Company for the six months ended June 30, 2023. The adoption of these new and amended standards did not have material impact on the interim condensed consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2023, and they have not been early adopted by the Company in preparing these interim condensed consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the interim condensed consolidated financial statements of the Company.

3.	BUSINESS COMBINATIONS

In 2021 and 2022, the Company acquired a total of five subsidiaries, these acquisitions have been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities transferred at their carrying amounts with carry-over basis.

A Purchase Price Allocation exercise has been undertaken to establish the constituent parts of the acquired companies’ balance sheet at fair value on acquisition. As is customary in these circumstances, this will remain under review and subject to change during the twelve-month hindsight period. The interim condensed consolidated financial statements condensed the information and disclosures of all the acquired subsidiaries required in the audited financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2022, 2021 and 2020.

The following represents the purchase price allocation at the dates of the acquisitions:

	Handshake on March 25, 2021	AI Macau on February 9, 2022	AI Malaysia on January 20, 2022	Beijing Wanjia on June 22, 2022	Shenzhen GFAI and Guangzhou GFAI on March 22, 2022
Cash and cash equivalents	$24,276	$21,038	$12,500	$38,342	$2,187
Other current assets	32,250	4,162	-	2,219,318	2,393,558
Property, plant and equipment	-	-	-	20,488	2,055,610
Intangible assets	-	-	-	1,593,398	1,592,783
Other non-current assets	-	-	-	203,765	23,566
Current liabilities	(58,297)	(92,350)	(13,184)	(1,681,573)	(4,320,434)
Goodwill	329,534	70,355	685	411,862	1,867,009
Total purchase price	$327,763	$3,205	$1	$2,805,600	$3,614,279

During the six months ended June 30, 2023, the Company recorded impairment losses on Handshake of $329,534 and on Shenzhen GFAI and Guangzhou GFAI of $933,506.

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Cash on hand	$465,853	$471,408
Cash in bank	24,272,524	6,459,231
Subtotal	24,783,377	6,930,639
Restricted cash – current (a)	17,059	-
Restricted cash – non-current (b)	1,274,956	1,300,005
Cash, cash equivalents, and restricted cash	$26,030,392	$8,230,644

(a)	During the six months ended June 30, 2023, with regards to various labor-related lawsuits in the PRC, the PRC Court issued an order to freeze one of the Company’s bank accounts which restricted or prohibited the transfer and use of deposited funds by the Company. The sum will be released when the Company has paid to satisfy the claims.

(b)	The non-current restricted cash represents cash pledged with a local bank in Thailand as collateral for bank guarantees issued by those banks in respect of the Company’s Cash-In-Transit projects.

5.	INVENTORIES

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Robots in warehouse	$4,976,219	$5,553,859
Robots in transit	46,950	-
Security equipment	415,036	494,793
Impairment provision for inventories	(3,801,960)	(942,882)
Inventories	$1,636,245	$5,105,770

The Company recorded an allowance for slow-moving or obsolete robot inventories of $3,090,283 and nil for the six months ended June 30, 2023 and 2022, respectively.

6.	TRADE RECEIVABLES, NET

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Trade receivable	$5,160,600	$5,392,720
(Impairment provision) recovery of doubtful accounts	(32,602)	7,466
Trade receivable, net	$5,127,998	$5,400,186

The Company recorded an allowance for doubtful accounts of $45,932 and $nil for the six months ended June 30, 2023 and 2022, respectively.

7.	WITHHOLDING TAX RECEIVABLE

	2023	2022
	(Unaudited)	(Unaudited)
Balance at January 1,	$2,691,096	$3,531,953
Addition	401,941	381,966
Collection	-	(1,045,061)
Write off/ Allowance for uncollectible	(561,277)	(263,340)
Exchange difference	(73,713)	(153,902)
Balance at June 30,	$2,458,047	$2,451,616

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Current portion	$536,974	$757,024
Non-current portion	1,921,073	1,934,072
Withholding tax receivable	$2,458,047	$2,691,096

On July 12, 2023, the Company received a withholding tax refund of THB18,959,514 (approximately $0.5 million) in connection with the Company’s 2018 withholding tax refund applications of THB29,188,153 (approximately $0.8 million). The Company wrote off approximately $0.3 million, representing the difference between the receivable recorded and the amount of refund subsequently received from the Thai Revenue Department.

During the six months ended June 30, 2022, the Company received a withholding tax refund of THB35,312,291 (approximately $1.0 million) in connection with the Company’s 2016 to 2017 withholding tax refund applications (totaled THB56,107,574 or approximately $1.6 million). The Company wrote off approximately $0.6 million, representing the difference between the receivable recorded and the amount of refund received from the Thai Revenue Department.

Out of prudence, based on amount refunded and written off for the receivable related to years 2013 to 2018, the Company recorded an allowance of approximately $0.3 million and $0.1 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, an allowance balance of $1.2 million and $0.9 million, respectively were maintained against its withholding tax receivable.

8.	OTHER RECEIVABLES

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Cash advance to a third-party vendor	$778,724	$817,564
Impairment provision for other receivables	(778,724)	-
	$-	$817,564

The Company recorded an allowance for doubtful accounts of $815,887 and $nil for the six months ended June 30, 2023 and 2022, respectively.

9.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Input VAT and other taxes receivable	$314,855	$293,429
Prepayments – office and warehouse rental	1,240,967	780,279
Prepayments - insurance	375,985	106,167
Prepayments - others	166,165	91,926
Uniforms	14,781	24,699
Tools and supplies	152,035	155,642
Deferred costs	90,555	219,782
Cash advances to employees	25,375	71,084
Other current assets	$2,380,718	$1,743,008

Deposits	$397,030	$437,602
Deferred costs	-	9,720
Other non-current assets	$397,030	$447,322

The Company recorded an allowance for doubtful accounts of $8,589 and $nil for the six months ended June 30, 2023 and 2022, respectively.

10.	PROPERTY, PLANT and EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office decoration and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2021	$3,239,683	$5,108,501	$5,412,444	$16,233,868	$248,686	$1,713,926	$5,369,070	$37,326,178
Acquisitions through business combinations	-	-	205,070	141,619	-	-	2,571,013	2,917,702
Additions	26,342	18,698	18,603	80,350	-	318,905	2,178,914	2,641,812
Disposals	(101,834)	(7,437)	(15,463)	(344,818)	(211,659)	(15,892)	(12,273)	(709,376)
Exchange differences	(173,963)	(281,325)	(298,630)	(880,949)	(4,472)	(107,391)	(392,122)	(2,138,852)
At June 30, 2022 (Unaudited)	2,990,228	4,838,437	5,322,024	15,230,070	32,555	1,909,548	9,714,602	40,037,464

At December 31, 2022	$3,146,864	$4,868,015	$5,354,351	$15,518,987	$33,222	$1,948,698	$7,194,815	$38,064,952
Additions	-	1,750	6,964	-	-	624,126	273,779	906,619
Disposals	(104,773)	(105,939)	(48,955)	(47,155)	-	-	(56,389)	(363,211)
Impairment of fixed assets	-	-	-	-	-	-	(1,591,766)	(1,591,766)
Exchange differences	(60,518)	(95,521)	(106,807)	(353,552)	(652)	(38,238)	(141,241)	(796,529)
At June 30, 2023 (Unaudited)	2,981,573	4,668,305	5,205,553	15,118,280	32,570	2,534,586	5,679,198	36,220,065

Accumulated Depreciation
At December 31, 2021	$2,693,472	$4,906,277	$4,799,149	$13,447,168	$-	$891,378	$691,433	$27,428,877
Acquisitions through business combinations	-	-	184,364	136,723	-	-	520,516	841,603
Depreciation charged for the period	51,903	57,623	96,235	416,775	-	188,620	762,874	1,574,030
Disposals	(99,439)	(7,396)	(15,432)	(330,993)	-	(5,303)	(461)	(459,024)
Exchange differences	(146,005)	(271,901)	(268,318)	(742,974)	-	(56,970)	(81,330)	(1,567,498)
As June 30, 2022 (Unaudited)	2,499,931	4,684,603	4,795,998	12,926,699	-	1,017,725	1,893,032	27,817,988

At December 31, 2022	$2,577,341	$4,748,031	$4,889,742	$13,493,656	$-	$1,230,247	$3,059,174	$29,998,191
Depreciation charged for the period	48,922	34,180	87,164	263,962	-	202,983	516,626	1,153,837
Disposals	(108,213)	(109,514)	(44,542)	(48,748)		-	(14,847)	(325,864)
Exchange differences	(48,443)	(90,705)	(101,287)	(275,519)	-	(30,774)	(77,779)	(624,507)
As June 30, 2023 (Unaudited)	2,469,607	4,581,992	4,831,077	13,433,351	-	1,402,456	3,483,174	30,201,657

Net book value
At June 30, 2022 (Unaudited)	$490,298	$153,834	$526,026	$2,303,371	$32,555	$891,822	$7,821,570	$12,219,476
At June 30, 2023 (Unaudited)	$511,966	$86,313	$374,476	$1,684,929	$32,570	$1,132,130	$2,196,024	$6,018,408

Depreciation expense related to property, plant and equipment was $1,057,117 and $1,460,187, respectively for the six months ended June 30, 2023 and 2022.

For the six months ended June 30, 2023 and 2022, the Company recorded an impairment loss on robot assets of $1,591,766 and $nil, respectively.

As of June 30, 2023 and 2022, net book value of robot assets of approximately $695,000 and $1,145,000, respectively were leased out to third parties and the robot assets were held and used by the lessee.

11.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The carrying amounts of right-of-use assets are as below:

	2023	2022
	(Unaudited)	(Unaudited)
Balance at January 1,	$4,171,409	$2,364,993
New leases	271,004	804,500
New leases acquired through business combinations	-	167,597
Depreciation expense	(1,042,981)	(1,095,227)
Exchange difference	(75,562)	(108,566)
Balance at June 30,	$3,323,870	$2,133,297

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during the six months ended June 30, 2023 was 3.52%. The weighted average incremental borrowing rate applied to new leases during the six months ended June 30, 2022 varies from 3.49% to 5% in different regions.

For the six months ended June 30, 2023 and 2022, interest expense of $58,602 and $41,211 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $1,026,316 and $1,064,623, respectively for the six months ended June 30, 2023 and 2022.

12.	INTANGIBLE ASSETS

						Assets under construction
	Computer software	Right-of-use Platform	Customer base	Technical know-how	Security Surveillance system	Cash Management Systems	Intelligent Cloud Platform	Intelligent Cloud Platforms	Total
Cost
At December 31, 2021	$907,304	$-	$-	$-	$-	$-	$-	$-	$907,304
Acquisitions through business combinations	-	733,311	1,120,688	514,968	1,102,647	-	-	-	3,471,614
Additions	1,761	-		-	-	81,119	3,000,000		3,082,880
Exchange differences	(49,955)	-	-	-	-	(3,525)		-	(53,480)
At June 30, 2022 (Unaudited)	859,110	733,311	1,120,688	514,968	1,102,647	77,594	3,000,000	-	7,408,318

At December 31, 2022	$887,745	$673,029	$1,042,110	$499,344	$1,360,898	$194,495	$3,000,000	$-	$7,657,621
Additions	-	-	-	-	195,087	-	-	1,597,754	1,792,841
Transfer	-	-	-	-	-	-	(2,821,882)	2,821,882	-
Exchange differences	(17,419)	(31,974)	(49,509)	(23,723)	(306,604)	(3,816)	-	-	(433,045)
At June 30, 2023 (Unaudited)	870,326	641,055	992,601	475,621	1,249,381	190,679	178,118	4,419,636	9,017,417

Accumulated amortization
At December 31, 2021	$742,988	$-	$-	$-	$-	$-	$-	$-	$742,988
Acquisitions through business combinations	-	-	-	-	285,433	-	-	-	285,433
Amortization charged for the period	25,290	17,951	129,327	-	-	-	-	-	172,568
Exchange differences	(41,944)		-	-	-	-	-	-	(41,944)
As June 30, 2022 (Unaudited)	726,334	17,951	129,327	-	285,433	-	-	-	1,159,045

At December 31, 2022	$767,168	$50,477	$405,868	$28,405	$612,560	$-	$-	$-	$1,864,478
Amortization charged for the period	26,139	33,582	201,013	28,346	63,817	-	-	182,671	535,568
Exchange differences	(15,908)	(3,927)	(28,438)	(2,641)	(286,182)	-	-	-	(337,096)
As June 30, 2023 (Unaudited)	777,399	80,132	578,443	54,110	390,195	-	-	182,671	2,062,950

Net book value
At June 30, 2022 (Unaudited)	$132,776	$715,360	$991,361	$514,968	$817,214	$77,594	$3,000,000	$-	$6,249,273
At June 30, 2023 (Unaudited)	$92,927	$560,923	$414,158	$421,511	$859,186	$190,679	$178,118	$4,236,965	$6,954,467

Amortization expense related to intangible assets was $535,568 and $172,568, respectively for the six months ended June 30, 2023 and 2022.

13.	TRADE AND OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Trade payables – third parties	$2,596,576	$2,060,856
Accrued salaries and bonus	454,218	515,758
Accrued customer claims, cash loss and shortage **	15,044	57,381
Trade and other payables	$3,065,838	$2,633,995

Output VAT	$74,171	$118,125
Accrued expenses	389,318	522,059
Payroll payable	1,776,907	979,027
Other payables	168,052	289,494
Deferred revenue	428,839	568,664
Other current liabilities	$2,837,287	$2,477,369

**	Includes a provision for penalty for failure to meet performance indicators as stipulated in certain customer contracts for approximately $7,108 and $11,800 as of June 30, 2023 and 2022, respectively.

14.	BORROWINGS

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Current portion of long-term bank borrowings	$1,039,988	$947,559
Current portion of long-term third-party borrowing	2,469,721	2,234,057
Long-term bank borrowings	138,212	432,179
Long-term third-party borrowing	13,589,362	13,467,639
Total borrowings	$17,237,283	$17,081,434

The Company maintains two borrowings with one financial institution. The borrowings are used for working capital purposes to support its business operations in Thailand. Those borrowings carry interest at the rates of 4.72% and 4.69% per annum. The borrowings mature on July 29, 2023 and April 7, 2025. For the six months ended June 30, 2023 and 2022, the interest expense was $33,394 and $33,745, respectively.

As of June 30, 2023, the Company has unused bank overdraft availability of approximately $283,000 (THB10 million) and no unused trust receipts availability.

The Company obtained a loan in the principal amount of $13.42 million from WK Venture Success Limited (“WK Venture”), a third party on April 25, 2018. The Loan bears interest at 4% and is due on December 31, 2024. In accordance with the terms of the Agreements, the Company is required to pay the full principal amount of the Loan, along with accrued interest, on December 31, 2024 and the Company is not required to make monthly payments on this obligation. For the six months ended June 30, 2023 and 2022, interest expense was $411,270 and $400,920, respectively. The accrued interest portion of this loan is classified as short-term borrowing and the principal portion of this loan is classified as long-term borrowing. On September 28, 2023, WK Venture agreed to convert the principal and accrued interest of this loan in an aggregate amount of $15,914,615 at the conversion price of $5.40 into restricted ordinary shares of the Company.

15.	CONVERTIBLE NOTE PAYABLE

On October 25, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC ( “CVP”), pursuant to which the Company issued CVP an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into the Company’s ordinary shares.

The Note bears simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable on the maturity date, which is twelve months after the purchase price of the Note is delivered by Investor to the Company. Subject to the occurrence of any triggering events as defined in the Note, the Investor shall have the right to increase the balance of the Note by 5% or 10%. The Company may pay all or any portion of the amount owed earlier than it is due; provided that in the event the Company elects to prepay all or any portion of the outstanding balance, the Company shall pay to the Investor 120% of the portion of the outstanding balance the Company elects to prepay. Early payments of less than all principal, fees and interest outstanding will not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder.

On April 17, 2023, CVP delivered to the Company a conversion notice informing the Company that CVP had elected to convert a portion of the Note balance $1,238,400 at the conversion price of $7.20 into restricted ordinary shares of the Company. In connection with this conversion, the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023. As of April 17, 2023, the date of conversion notice, $534,744 remained outstanding under the Note. For the six months ended June 30, 2023, the interest expense was $65,644.

16.	FINANCE LEASE LIABILITIES

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Current portion	$200,383	$398,136
Non-current portion	229,747	233,550
Finance lease liabilities	$430,130	$631,686

For the six months ended June 30, 2023 and 2022, interest expense was $15,987 and $30,942, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Within 1 year	$212,173	$423,514
After 1 year but within 5 years	248,490	253,448
Less: Finance charges	(30,533)	(45,276)
Present value of finance lease liabilities, net	$430,130	$631,686

Finance lease assets comprise primarily vehicles and office equipment as follow:

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Cost	$1,540,416	$1,571,075
Less: Accumulated depreciation	(618,097)	(564,844)
Net book value	$922,319	$1,006,231

17.	TAXATION

Value added tax (“VAT”)

GF Cash (CIT) and AI R&I are subsidiaries operating in Thailand, which are subject to a statutory VAT of 7% for services in Thailand. Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia are subsidiaries operating in the PRC, which are subject to a statutory VAT of 13% for goods delivered and rental provided, 6% for services provided and 9% for construction projects in the PRC. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT. The VAT payable is presented on the balance sheets when input VAT is less than the output VAT. A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Income tax

Current income tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax is accounted for using an asset and liability method. Under this method, deferred income tax is recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred tax of a change in tax rates is recognized in the consolidated statements of profit or loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. During the six months ended June 30, 2023 and 2022, the Company made a valuation allowance of $874,431 and $nil on the portion of deferred tax assets not expected to be realized.

18.	PROVISION FOR EMPLOYEE BENEFITS

Prior to March 30, 2022, the Company had only one retired benefit plan (“Plan A”), on March 30, 2022, the Company established an additional retired benefit plan (“Plan B”). Both plans are based on the requirements of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. The plan asset is unfunded and the Company will pay benefits when needed.

	Provision for employee benefits
	2023	2022
	(Unaudited)	(Unaudited)
Defined benefit obligations at January 1,	$4,849,614	$5,819,132
Estimate for the six months period*	(74,552)	(348,418)
Defined benefit obligations at June 30,	$4,775,062	$5,470,714

*	The estimate represents the difference between the Company’s estimated defined benefit obligations based on employees’ past service and expected future salary at the beginning of the fiscal year and the end of the six months period.

19.	SHAREHOLDERS’ EQUITY

On January 31, 2023, the Company completed a 1 for 40 share consolidation of its authorized and issued ordinary shares whereby every forty shares were consolidated into one share. In addition, the par value of each ordinary share increased from $0.003 to $0.12. Immediately following the completion of the share consolidation, the Company increased its authorized ordinary shares from 7,500,000 ordinary shares to 300,000,000 ordinary shares.

On February 17, 2023, a total of 2,339 fractional shares were canceled as a result of the share consolidation.

In connection with the restricted ordinary shares issued on June 16, 2022 as a deposit to acquire 100% of the equity interests in seven Kewei Group companies, such acquisition was terminated on September 13, 2022 (Note 22) and on February 13, a total of 243,000 shares were returned and cancelled.

In connection with an asset purchase agreement entered between the Company and Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) on December 21, 2022 to purchase certain of Shenzhen Kewei’s robot-related business assets in China (Note 1), on March 1, 2023, a total of 262,500 restricted ordinary shares were issued to the shareholders of Shenzhen Kewei.

In connection with the conversion of the convertible note with Streeterville Capital, LLC (“CVP”) (Note 15), the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023.

A total of 128,901 warrants were exercised during the six months ended June 30, 2023. No warrants were exercised subsequently from July 1, 2023 to the date of this filing. As of June 30, 2023, we have an aggregate of 2,013,759 warrants issued and outstanding. On March 8, 2023, the Company issued a Notice regarding Adjustment of Exercise Price (for Public Warrants) after share consolidation to the Company’s public warrant holders. As a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

On May 5, 2023, the Company completed an underwritten public offering (“CMPO 1”) to issue 1,720,430 ordinary shares and an additional 258,064 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $9.2 million. On May 12, 2023, the Company completed another underwritten public offering (“CMPO 2”) to issue 2,580,600 ordinary shares and an additional 387,090 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $13.8 million.

20.	SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Staff expense	$3,602,127	$2,988,331
Rental expense	345,026	77,999
Depreciation and amortization expense	1,251,359	1,176,705
Utilities expense	53,015	30,021
Travelling and entertainment expense	135,186	216,633
Marketing expense	150,203	228,054
Professional fees	774,553	1,262,085
Repairs and maintenance	35,298	26,835
Employee benefits	29,316	228,506
Research and development expense	95,322	68,946
Other expenses**	510,255	673,881
	$6,981,660	$6,977,996

**	Other expenses mainly comprised of office expenses, stamp duties, training costs, transportation costs for robots, etc.

21.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of June 30, 2023 and December 31, 2022.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the six months ended June 30, 2023, the Company did not accrue any legal reserve.

22.	RELATED PARTY TRANSACTIONS

The principal related party balances as of June 30, 2023 and December 31, 2022 are as follows:

Amounts due from related parties:

		As of June 30, 2023	As of December 31, 2022
		(Unaudited)
Guardforce TH Group Company Limited	(c)	$1,749	$894
Guardforce AI Technology Limited	(c)	423	423
Guardforce AI Service Limited	(c)	423	423
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(a)	5,544,156	7,312,883
Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b)	2,160,000	7,020,000
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	(c)	-	7,297
Nanchang Zongkun Intelligent Technology Co., Ltd.	(c)	-	7,310
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	(c)	-	3,777
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	(c)	-	144,737
CSF Mingda Technology Co., Ltd	(c)	9,752	11,129
		$7,716,503	$14,508,873

(a)

Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited (“CIOT”) comprised of $4,481,346 representing prepayments for the purchase of robots from a related party and $1,062,809 receivables in connection with the robots returned to a related party.

On May 25, 2023, following the repayment plan provided by Tu Jingyi (“Mr. Tu”) to the Company on March 1, 2023 in connection with the settlement of the outstanding balance of the receivables due from the related parties under Mr. Tu’s control, the Company entered into an agreement with Mr. Tu, Shenzhen Intelligent Guardforce Robot Technology Co., Limited (“CIOT”), Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries (“Shenzhen Kewei”) and Guardforce Holdings (HK) Limited (“GF Holdings”) to legally enforce the right to set-off certain recognized related party receivable and payable amounts on a net basis (“Netting Arrangement”). Mr. Tu agreed to waive the Company’s repayment of the borrowings from Guardforce Holdings (HK) Limited in an aggregate amount of $1,500,000 to offset the same amount of related party receivables with CIOT. As of the date of this filing, the Company is negotiating with Mr. Tu on the settlement of the second installment of $1,500,000 which is due on September 30, 2023 in accordance with the repayment plan.

(b)

On May 24, 2022, the Company entered into a securities purchase agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in seven Kewei Group companies from Shenzhen Kewei. The acquisition purchase price of $21,600,000 in a mix of cash (10%) and restricted ordinary shares of the Company (90%) were fully paid during the year ended December 31, 2022. Based on the market share price at the issuance date, the equity portion of the deposit paid for business acquisitions was valued at $4,860,000.

On September 13, 2022, the Company terminated the securities purchase agreement, the cash paid to Shenzhen Kewei was agreed to be refunded and the shares issued to Shenzhen Kewei was agreed to be returned. On February 13, 2023, 243,000 restricted ordinary shares amounting to $4,860,000 were returned to and canceled by the Company.

On March 31, 2023, shareholders’ of Shenzhen Kewei repaid RMB2,000,000 (approximately $291,000) to the Company. On May 25, 2023, an amount of $1,500,000 due was offset with the borrowings from Guardforce Holdings (HK) Limited under the Netting Arrangement.

(c)	Amounts due from these related parties represent business advances for operational purposes.

Amounts due to related parties:

		As of June 30, 2023	As of December 31, 2022
		(Unaudited)
Tu Jingyi	(a)	$220,808	$210,028
Guardforce Holdings (HK) Limited	(b)	423,184	394,016
Guardforce Security (Thailand) Company Limited	(c)	68,897	77,413
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(d)	2,569,448	2,403,555
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.		376,391	394,151
Shenzhen Qianban Technology Co., Ltd.	(d)	-	99,733
Guardforce Security Service (Shanghai) Co., Ltd.	(e)	34,465	267,764
Shenzhen Guardforce Qiyun Technology Co., Ltd.	(e)	-	189
Shanghai Yongan Security Alarm System Co., Ltd.	(e)	9,650	21,842
Guardforce Aviation Security Company Limited	(c)	195	-
		$3,703,038	$3,868,691

(a)	Amounts due to Tu Jingyi represented interest accrued on the respective loans.

(b)	Amounts due to Guardforce Holdings (HK) Limited comprised of $195,398 advances made and $227,786 accrued interests on the loans.

(c)	Amounts due to Guardforce Security (Thailand) Company Limited and Guardforce Aviation Security Company Limited represent accounts payable for services provided by a related party.

(d)	Amounts due to Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries comprised of $2,590,621 representing trade payables for the purchase of robots from a related party and $22,173 expense paid on behalf by a related party.

(e)	Amounts due to related parties represent business advances for operational purposes.

Short-term borrowings from related parties:

		As of June 30, 2023	As of December 31, 2022
		(Unaudited)
Guardforce Holdings (HK) Limited	(a)	$1,666,846	$3,148,500

Long-term borrowings from related parties:

		As of June 30, 2023	As of December 31, 2022
		(Unaudited)
Guardforce Holdings (HK) Limited	(b)	$-	$18,346
Tu Jingyi	(c)	1,437,303	1,437,303
		$1,437,303	$1,455,649

(a)

On April 17, 2020, the Company borrowed $2,735,000 from Guardforce Holdings (HK) Limited. As of December 31, 2022, the outstanding balance of this loan was $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan was due on April 16, 2023 and was verbally agreed to extend with the same terms and conditions until this loan is scheduled to be settled in late 2023. For the six months ended June 30, 2023 and 2022, interest expense on this loan was $25,570 and $27,350, respectively. This loan is classified as short-term borrowing from a related party. On May 25, 2023, the principal amount of this loan of $1,068,154 was settled under the Netting Arrangement.

On September 9, 2020, the Company borrowed $413,500 from Guardforce Holdings (HK) Limited. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the six months ended June 30, 2023 and 2022, interest expense on this loan was $3,446 and $4,135, respectively. On May 25, 2023, the principal amount of this loan of $413,500 was settled under the Netting Arrangement.

(b)	On December 31, 2019, the Company borrowed $1,499,998 from Guardforce Holdings (HK) Limited. As of December 31, 2022, the outstanding balance of this loan was $18,346. The loan is unsecured and it bears an interest rate of 2%. The loan is due on June 30,2025. For the six months ended June 30, 2023 and 2022, interest expense on this loan was $153 and $770, respectively. On May 25, 2023, the principal amount of this loan of $18,346 was settled under the Netting Arrangement.

(c)	On September 1, 2018, the Company entered into an agreement with Tu Jingyi whereby Tu Jingyi loaned $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 1.5%. The loan is due on June 30, 2025. For the six months ended June 30, 2023 and 2022, interest expense on this loan was $10,780 and $nil, respectively. This loan is classified as long-term borrowing from a related party.

The principal related party transactions for the six months ended June 30, 2023 and 2022 are as follows:

Related party transactions:

		For the six months ended June 30,
Nature		2023	2022
		(Unaudited)	(Unaudited)
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$68,897	$67,864
Guardforce Aviation Security Company Limited	(b)	600	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(c)	-	7,008,322
Shenzhen Kewei Robot Technology Co., Ltd. – Purchases	(c)	141,569	844,255
Shenzhen Kewei Robot Technology Co., Limited – ICP	(d)	-	3,000,000
		$211,066	$10,920,441

Service/ Products delivered to related parties:
GF Technovation Company Limited – Sales	(e)	$-	$134,123

Nature of transactions:

(a)	Guardforce Security (Thailand) Company Limited provided security guard services to the Company;

(b)	Guardforce Aviation Security Company Limited provided escort services to the Company;

(c)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shenzhen Kewei Robot Technology Co., Ltd. During the six months ended June 30, 2023, the Company purchased 207 robots amounting to $229,162 through an asset purchase agreement (Note 1) and $50,927 through placing standard purchase orders. In addition, 124 robots amounting to $138,520 were returned by the Company.

(d)	On February 8, 2022, the Company entered into a Commissioned Development Agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (“ICP”). The contract amount was $3,000,000 which was paid as a one-time lump sum payment after the execution of the agreement.

(e)	The Company sold robots and spare parts to GF Technovation Company Limited.

23.	CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
Revenues(1)	2023	2022
	(Unaudited)	(Unaudited)
Secured logistics	$15,943,156	$15,960,547
Information security	407,689	262,934
Robotics AI solutions	440,229	719,041
General security solutions	1,622,218	-
	$18,413,292	$16,942,522

(1)	Revenue excludes intercompany sales.

	For the six months ended June 30,
Operating loss	2023	2022
	(Unaudited)	(Unaudited)
Secured logistics	$(1,101,369)	$(962,310)
Information security	(311,916)	(19,041)
Robotics AI solutions	(8,320,982)	(1,977,324)
General security solutions	(542,569)	-
Corporate and others (2)	(1,607,373)	(2,590,961)
Operating loss	(11,884,209)	(5,549,636)
Total other income from five segments	77,765	46,859
Foreign exchange losses, net:
- Secured logistics	(598,053)	(751,622)
- Information security	432	44
- Robotics AI solutions	13,150	5,973
- Corporate and others	810	(154)
Finance costs:
- Secured logistics	(423,440)	(405,365)
- Information security	(6,589)	(1,648)
- Corporate and others	(154,868)	(3,848)
Loss before income tax	(12,975,002)	(6,659,397)
Provision for income tax (expense) benefit	(874,431)	320,183
Net loss for the period	(13,849,433)	(6,339,214)
Less: Loss attributable to the non-controlling interest	30,214	32,392
Net loss attributable to equity holders of the Company	$(13,819,219)	$(6,306,822)

(2)	Includes non-cash compensation, legal and professional fees and consultancy fees for the Company.

For the six months ended June 30, 2023 and 2022, non-cash compensation of $nil and $252,095, respectively was solely attributable the Corporate and others segment.

Depreciation and amortization by segment for six months ended June 30, 2023 and 2022 are as follows:

	For the six months ended June 30,
Depreciation and amortization:	2023	2022
	(Unaudited)	(Unaudited)
Secured logistics	$1,570,069	$1,887,059
Robotics AI solutions	741,548	810,319
General security solutions	124,713	-
	$2,436,330	$2,697,378

Total assets by segment as of June 30, 2023 and December 31, 2022 are as follows:

Total assets	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Audited)
Secured logistics	$22,854,857	$25,315,845
Information security	199,259	615,517
Robotics AI solutions	17,330,745	23,577,547
General security solutions	2,296,882	4,260,811
Corporate and others	21,412,959	7,397,254
	$64,094,702	$61,166,974

Total non-current assets by geographical segment as of December 31, 2022 and 2021 are as follows:

Total non-current assets	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Audited)
The PRC (including Hong Kong and Macau)	$11,762,228	$11,234,176
Thailand	9,774,623	14,223,714
Other countries	403,977	446,020
	$21,940,828	$25,903,910

Total liabilities by segment as of June 30, 2023 and December 31, 2022 are as follows:

Total liabilities	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Audited)
Secured logistics	$12,850,116	$28,789,053
Information security	143,919	238,229
Robotics AI solutions	4,477,486	4,580,740
General security solutions	1,425,037	1,661,469
Corporate and others	20,195,051	6,765,181
	$39,091,609	$42,034,672

24.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in August 2025. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2023, are as follows:

Amount
Twelve months ending June 30:
2024	$875,472
2025	740,000
2026	118,333
Total minimum payment required	$1,733,805

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2023 but not provided in the interim condensed consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$56,644	$56,644	$-	$-	$-
Operating lease commitments	(b)	3,589,243	1,924,149	1,645,840	19,254	-
Purchase commitments	(c)	3,106,786	3,106,786	-	-	-
		$6,752,673	$5,087,579	$1,645,840	$19,254	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which expired in August 2023. In August, 2023, the Company renewed the service agreement with Stander for 2 years.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

(c)	AI Hong Kong entered into various purchase agreements with Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shenzhen Kewei Robot Technology Co., Ltd. to establish mutual contractual obligations for future purchases of robots. These agreements do not contain the scheduled delivery dates. As of the date of filing, the Company does not intend to execute these agreements until the robot inventories on hand are being sold.

Bank guarantees

As of June 30, 2023, the Company had commitments with banks for bank guarantees in favor of government agencies and others of approximately $3,700,000.

Litigation

As of the date of filing, the Company is a defendant in various labor-related lawsuits totaling approximately $400,593. Management believes sufficient provision has been made for these liabilities in this interim condensed consolidated financial statements.

25.	SUBSEQUENT EVENTS

Numerous subsequent events disclosures are being made elsewhere in this interim condensed consolidated financial statements. Subsequent events have been reviewed through the date of filing and required no adjustments or disclosures.